FROM : TO : 202 942 9624 2002,02-19 12:15 #488 P.01/03

冠軍科技集團
CHAMPION TECHNOLOGY

19 February 2002

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
(Fax: 1-202-9429624)

By fax & by mail

02015208

SUPPL

Re: Champion's File#82-3442

The enclosed announcement of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

Shirley Ha

c.c. Karin Young, Rhonda Lee, Citibank, N.A. (By e-mail only)

Encl.

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

dlw 2/19

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(the "Company")

PROPOSED CHANGE OF DOMICILE, REORGANISATION OF SHARE CAPITAL AND CHANGE IN THE BOARD LOT SIZE (THE "PROPOSALS")

The directors of the Company propose to (a) change the domicile of the Company from the Cayman Islands to Bermuda by way of de-registration in the Cayman Islands and continuation as an exempted company under the laws of Bermuda; (b) consolidate 25 shares of HK$0.10 each of the Company into 1 share of HK$2.50; (c) reduce the nominal value of each Consolidated Share from HK$2.50 to HK$0.10; and (d) change the board lot for trading on the Stock Exchange from 50,000 Existing Shares to 2,000 New Shares after implementation of the Capital Reorganisation.

The proposed change of domicile will not affect the continuity of the Company and the listing status of the Company.

REORGANISATION

The directors of the Company propose to change the domicile of the Company from the Cayman Islands to Bermuda by way of de-registration in the Cayman Islands and continuation as an exempted company under the laws of Bermuda (the "Change of Domicile") and to reorganise the capital of the Company in the following manner (the "Capital Reorganisation"):–

(a) 25 shares with nominal value of HK$0.10 each ("Existing Shares") in the authorised and issued share capital of the Company will be consolidated into one share with nominal value of HK$2.50 ("Consolidated Share"); and

(b) the nominal value of each of the issued Consolidated Shares of HK$2.50 each will be reduced by HK$2.40 to HK$0.10 ("New Share"), and each of the authorised but unissued Consolidated Shares will be sub-divided into 25 New Shares. The credit in the sum of about HK$1,366,000,706.20 arising from such reduction will be credited to a distributable reserve of the Company.

As at the date of this announcement, the Company has an authorised share capital of HK$5 billion divided into 50 billion Existing Shares, 14,229,174,023 of which have been issued.

It is proposed that a new memorandum and bye-laws will be adopted to replace the existing memorandum and articles of association of the Company in order to comply with Bermuda company law.

Reasons for the reorganisation and impact on the Company and shareholders

The Capital Reorganisation is proposed in order to provide the Company with more flexibility in fixing the price for issuing new shares as the Existing Shares are traded below their nominal value recently but new share cannot be issued below its nominal value. To shorten the time required to effect the Capital Reorganisation, it is also proposed to effect the Change of Domicile. The Company has received advice from its legal advisers that it may take up to 6 months to complete the Capital Reorganisation, subject to the availability of the Court in the Cayman Islands, if it is to be effected in the Cayman Islands while with implementation of the proposed Change of Domicile, the time required will be shortened to about 2 to 3 months.

The Capital Reorganisation will not have any material financial impact on the Company or the shareholders of the Company.

The Change of Domicile will not alter the underlying assets, business operations, management or financial position of the Company and its subsidiaries (the "Group"). The continuation of the Company in Bermuda does not create a new legal entity or prejudice or affect the continuity of the Company. The corporate office of the Group will continue to be in Hong Kong.

The Change of Domicile also will not involve the formation of a new holding company, the withdrawal of listing of existing securities, any issue of new securities, any transfer of assets of the Company or any change in the existing shareholding structure of the Company.

Implementation of the Change of Domicile will not affect the listing status of the shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Conditions of the Capital Reorganisation

The Capital Reorganisation is conditional on:–

(a) the passing of the necessary special/ordinary resolutions by the shareholders at an extraordinary general meeting of the Company;

(b) the Change of Domicile becoming effective;

(c) compliance with the legal procedures and requirements under Bermuda law; and

(d) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the New Shares.

CHANGE IN THE BOARD LOT SIZE

The directors of the Company also propose that the board lot for trading on the Stock Exchange be changed from 50,000 Existing Shares to 2,000 New Shares upon the implementation of the Capital Reorganisation.

ADJUSTMENT OF SUBSCRIPTION PRICE UNDER THE EXISTING WARRANTS

In accordance with the terms of the existing outstanding warrants of the Company ("Warrants") entitling their holders to subscribe in units of subscription rights of HK$0.118 each for shares of the Company at the existing subscription price of HK$0.118 per Existing Share, subject to adjustment, at any time until 6th January 2003, the subscription price, according to the advice of the Company's auditors, will be adjusted to HK$2.95 per New Share, subject to adjustment, with effect from the close of business in Hong Kong on the day immediately preceding the date on which the Capital Reorganisation becomes effective.

APPLICATION FOR LISTING

Application will be made to the Stock Exchange for the granting of the listing of, and permission to deal in, the New Shares and the change in the board lot aforementioned and all necessary arrangements will be made for the New Shares to be admitted into the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited.

GENERAL

A circular setting out the details of the Proposals, the timetable for trading arrangement of the shares of the Company, adjustment to the subscription price under the Warrants, arrangement on free exchange of share certificates, and incorporating a notice of an extraordinary general meeting of the Company to approve the Capital Reorganisation will be sent to the shareholders of the Company and, for information only, the holders of Warrants, as soon as practicable.

By Order of the Board
Leo Kan Kin Leung
Director

Hong Kong, 11th February 2002

Hong Kong iMail
15 February 2002

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(the "Company")

PROPOSED CHANGE OF DOMICILE, REORGANISATION OF SHARE CAPITAL AND CHANGE IN THE BOARD LOT SIZE (THE "PROPOSALS")

The directors of the Company propose to (a) change the domicile of the Company from the Cayman Islands to Bermuda by way of de-registration in the Cayman Islands and continuation as an exempted company under the laws of Bermuda; (b) consolidate 25 shares of HK$0.10 each of the Company into 1 share of HK$2.50; (c) reduce the nominal value of each Consolidated Share from HK$2.50 to HK$0.10; and (d) change the board lot for trading on the Stock Exchange from 50,000 Existing Shares to 2,000 New Shares after implementation of the Capital Reorganisation.

The proposed change of domicile will not affect the continuity of the Company and the listing status of the Company.

REORGANISATION

The directors of the Company propose to change the domicile of the Company from the Cayman Islands to Bermuda by way of de-registration in the Cayman Islands and continuation as an exempted company under the laws of Bermuda (the "Change of Domicile") and to reorganise the capital of the Company in the following manner (the "Capital Reorganisation"):–

(a) 25 shares with nominal value of HK$0.10 each ("Existing Shares") in the authorised and issued share capital of the Company will be consolidated into one share with nominal value of HK$2.50 ("Consolidated Share"); and

(b) the nominal value of each of the issued Consolidated Shares of HK$2.50 each will be reduced by HK$2.40 to HK$0.10 ("New Share"), and each of the authorised but unissued Consolidated Shares will be sub-divided into 25 New Shares. The credit in the sum of about HK$1,366,000,706.20 arising from such reduction will be credited to a distributable reserve of the Company.

As at the date of this announcement, the Company has an authorised share capital of HK$3 billion divided into 30 billion Existing Shares, 14,229,174,023 of which have been issued.

It is proposed that a new memorandum and bye-laws will be adopted to replace the existing memorandum and articles of association of the Company in order to comply with Bermuda company law.

Reasons for the reorganisation and impact on the Company and shareholders

The Capital Reorganisation is proposed in order to provide the Company with more flexibility in fixing the price for issuing new shares as the Existing Shares are traded below their nominal value recently but new share cannot be issued below its nominal value. To shorten the time required to effect the Capital Reorganisation, it is also proposed to effect the Change of Domicile. The Company has received advice from its legal advisers that it may take up to 6 months to complete the Capital Reorganisation, subject to the availability of the Court in the Cayman Islands, if it is to be effected in the Cayman Islands while with implementation of the proposed Change of Domicile, the time required will be shortened to about 2 to 3 months.

The Capital Reorganisation will not have any material financial impact on the Company or the shareholders of the Company.

The Change of Domicile will not alter the underlying assets, business operations, management or financial position of the Company and its subsidiaries (the "Group"). The continuation of the Company in Bermuda does not create a new legal entity or prejudice or affect the continuity of the Company. The corporate office of the Group will continue to be in Hong Kong.

The Change of Domicile also will not involve the formation of a new holding company, the withdrawal of listing of existing securities, any issue of new securities, any transfer of assets of the Company or any change in the existing shareholding structure of the Company.

Implementation of the Change of Domicile will not affect the listing status of the shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Conditions of the Capital Reorganisation

The Capital Reorganisation is conditional on:

(a) the passing of the necessary special/ordinary resolutions by the shareholders at an extraordinary general meeting of the Company;

(b) the Change of Domicile becoming effective;

(c) compliance with the legal procedures and requirements under Bermuda law; and

(d) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the New Shares.

CHANGE IN THE BOARD LOT SIZE

The directors of the Company also propose that the board lot for trading on the Stock Exchange be changed from 50,000 Existing Shares to 2,000 New Shares upon the implementation of the Capital Reorganisation.

ADJUSTMENT OF SUBSCRIPTION PRICE UNDER THE EXISTING WARRANTS

In accordance with the terms of the existing outstanding warrants of the Company ("Warrants") entitling their holders to subscribe in units of subscription rights of HK$0.118 each for shares of the Company at the existing subscription price of HK$0.118 per Existing Share, subject to adjustment, at any time until 6th January 2003, the subscription price, according to the advice of the Company's auditors, will be adjusted to HK$2.95 per New Share, subject to adjustment, with effect from the close of business in Hong Kong on the day immediately preceding the date on which the Capital Reorganisation becomes effective.

APPLICATION FOR LISTING

Application will be made to the Stock Exchange for the granting of the listing of, and permission to deal in, the New Shares and the change in the board lot aforementioned and all necessary arrangements will be made for the New Shares to be admitted into the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited.

GENERAL

A circular setting out the details of the Proposals, the timetable for trading arrangement of the shares of the Company, adjustment to the subscription price under the Warrants, arrangement on free exchange of share certificates, and incorporating a notice of an extraordinary general meeting of the Company to approve the Capital Reorganisation will be sent to the shareholders of the Company and, for information only, the holders of Warrants, as soon as practicable.

By Order of the Board
Leo Kan Kin Leung
Director

Hong Kong, 11th February 2002